UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Long Blockchain Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54267E104

(CUSIP Number)

STATER BLOCKCHAIN LIMITED

8 Airpark Drive

Suite 9, Level 2, 20 Augustus Terrace Parnell

Auckland 1052, New Zealand

+64 9 257 0711

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 19, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54267E104

1	NAME OF REPORTING PERSON

STATER BLOCKCHAIN LIMITED*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW ZEALAND
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,135,435
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,135,435
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,135,435
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 54267E104

1	NAME OF REPORTING PERSON

TIMOTHY DOUGLAS CONNELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW ZEALAND
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,135,435
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,135,435
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,135,435
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 54267E104

1	NAME OF REPORTING PERSON

RAMY AHMED SOLIMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 54267E104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Long Blockchain Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 116 Charlotte Avenue, Hicksville, New York 11801.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Stater Blockchain Limited (“Stater”);
(ii)	Timothy Douglas Connell;
(iii)	Ramy A. Soliman

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Stater, Messrs. Connell and Soliman is Suite 9, Level 2, 20 Augustus Terrace Parnell, Auckland 1052, New Zealand.

(c)       The principal business of Stater is serving as a technology company focused on developing and deploying globally scalable blockchain technology solutions in the financial markets.  Messrs. Connell and Soliman serve as directors of Stater.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Stater is organized under the laws of New Zealand. Mr. Connell is a citizen of New Zealand. Mr. Soliman is a citizen of the United Kingdom.

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CUSIP No. 54267E104

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the contribution and exchange agreement, between the Issuer and Stater, dated March 19, 2018 (the “Agreement”). Stater issued to the Issuer such number of ordinary voting shares in Stater (“Stater Shares”) that, immediately following completion of the transaction contemplated by the Agreement (“Completion”), constituted 9.9% of the total Stater Shares then issued and outstanding, in exchange for 1,135,435 shares of common stock of the Issuer (“LBBC Shares”) that, immediately following Completion, constituted 9.9% of the total LBBC Shares then issued and outstanding. Subsequent to the Completion, LBCC issued additional LBCC shares to entities unrelated to Stater.

Item 4.	Purpose of Transaction.

Stater entered into the Agreement due to the symmetries between its business and the Issuer’s focus on developing and investing in globally scalable blockchain technology solutions. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein below or in Item 6 or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition and board representation), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,418,772 Shares outstanding as of March 30, 2018.

A.	Stater
(a)	As of the close of business on March 30, 2018, Stater directly owned 1,135,435 Shares.

Percentage: Approximately 8.5%

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CUSIP No. 54267E104

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,135,435
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,135,435

(c)	Other than the Agreement, Stater has not entered into any transactions in the Shares during the past sixty days.
B.	Mr. Connell
(a)	As of the close of business on March 30, 2018, Mr. Connell may be deemed the beneficial owner of 1,135,435 Shares owned beneficially by Stater.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,135,435
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,135,435

(c)	Other than the Agreement, Mr. Connell has not entered into any transactions in the Shares during the past sixty days.
C.	Mr. Soliman
(a)	As of the close of business on March 30, 2018, Mr. Soliman does not own any Shares.

Percentage: Approximately 0.0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Other than the Agreement, Mr. Soliman has not entered into any transactions in the Shares during the past sixty days.

Note: The only transaction to have occurred during the past sixty days was pursuant to the Agreement described in Item 3.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
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CUSIP No. 54267E104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 19, 2018, Stater entered into a Voting Agreement (the “Voting Agreement”) with the Issuer and Long Island Iced Tea Corp (“SpinCo”). Pursuant to the agreement, Stater agreed, if necessary, to vote its LBBC Shares (i) in favor of the Issuer’s distributing the shares of common stock of SpinCo held by it (the “SpinCo Shares”) to the Issuer’s stockholders by way of a dividend (the “Spinoff”), and/or (ii) if requested by the Issuer against any agreement which would prevent the Spinoff. Additionally, until the earlier of (i) one year from the consummation of the Spinoff or (ii) the date on which SpinCo Shares become listed on a national securities exchange, in the event any vote of SpinCo’s stockholders is necessary to effectuate any corporate action, Stater agreed to vote the SpinCo Shares it directly or indirectly receives upon consummation of the Spinoff (i) in favor of any corporate action recommended by the then existing board of directors of SpinCo and/or (ii) against any action or agreement which would impede, interfere with or prevent any SpinCo Action from being consummated. Pursuant to the Voting Agreement, Stater also agreed to appoint the Issuer or SpinCo as the Stockholder’s proxy to vote Stater’s LBBC Shares or SpinCo Shares, as applicable, if so requested by the Issuer. The voting requirements set forth in the Voting Agreement shall expire if the Spinoff is not consummated by November 13, 2018 or if prior to such date, the Issuer’s board of directors unanimously decides not to proceed with the Spinout. A copy of the Voting Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The Issuer, Stater and Mr. Connell entered into a shareholders’ agreement (the “Shareholders’ Agreement”), governing to the management and ownership of Stater. The Shareholders’ Agreement includes the Issuer’s right to appoint one director of Stater, so long as the Issuer holds at least 9.9% of the Stater Shares then on issue, certain restrictions on transfer and preemptive rights with respect to the issuance of new securities of Stater.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Stater Blockchain Limited, Timothy Douglas Connell, and Ramy Ahmed Soliman , dated March 30, 2018.
99.2	Voting Agreement, by and among Long Blockchain Corp., Long Island Iced Tea Corp., and Stater Blockchain Limited, dated March 19, 2018.

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CUSIP No. 54267E104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2018

Stater Blockchain Limited

By:	/s/ Timothy Douglas Connell
	Name:	Timothy Douglas Connell
	Title:	Director

By:	/s/ Timothy Douglas Connell
	Name:	Timothy Douglas Connell
	Title:	Director

By:	/s/ Ramy Ahmed Soliman
	Name:	Ramy A. Soliman
	Title:	Director

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CUSIP No. 54267E104

Schedule A

Directors of Stater Blockchain Limited	Principal Business Address	Principal Business / Occupation
Timothy Douglas Connell	Suite 9, Level 2, 20 Augustus Terrace Parnell, Auckland 1052, New Zealand.	Director of Stater
Ramy Ahmed Soliman	Suite 9, Level 2, 20 Augustus Terrace Parnell, Auckland 1052, New Zealand.	Director of Stater
Shamyl Malik	12-1 Dubon Court Farmingdale, New York 11735	Director of Stater and Chief Executive Officer of Long Blockchain Corp.